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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                           GOLDEN STATE VINTNERS, INC.
                                  ------------
                                (Name of Issuer)


                      Class B Common Stock, $.01 par value
                                  ------------
                         (Title of Class of Securities)


                                   38121K 20 8
                                   -----------
                                 (CUSIP Number)


                           Marjorie Harris Loeb, Esq.
                              Miro Weiner & Kramer
                             500 N. Woodward Avenue
                        Bloomfield Hills, Michigan 48304
                                 (248) 258-1214
                                 --------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)


                                January 19, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. | |




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

CUSIP No. 38121K 20 8                    13D                   Page 2 of 5 Pages

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         The Scott J. Seligman Revocable Living Trust
----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) | |
                                                                                (b) | |
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3.       SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*


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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
      or 2(e): | |
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION


----------------------------------------------------------------------------------------------------------------------
NUMBER OF          7.       SOLE VOTING POWER
 SHARES
                            369,000
                   ---------------------------------------------------------------------------------------
BENEFICIALLY       8.       SHARED VOTING POWER
 OWNED BY

                   ---------------------------------------------------------------------------------------
   EACH            9.       SOLE DISPOSITIVE POWER
 REPORTING
                            369,000
                   ---------------------------------------------------------------------------------------
PERSON WITH        10.      SHARED DISPOSITIVE POWER


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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         369,000
----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        | |

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         7.2%
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14.      TYPE OF REPORTING PERSON


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



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CUSIP No. 38121K 20 8                    13D                   Page 3 of 5 Pages


ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock"), of Golden State Vintners, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 500 Drake's Landing Road, Greenbae, California 94904.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by the undersigned on behalf of The Scott J. Seligman Revocable Living Trust under an Instrument of Trust dated December 17, 1992, as modified by the First Amendment dated June 18, 1996 (the "Reporting Person"). The Reporting Person is a trust existing under the laws of the State of Michigan. Additionally, information is included herein with respect to Scott J. Seligman (the "Controlling Person") as the settlor and sole trustee of the Reporting Person. The Controlling Person is the president of Seligman & Associates, a real estate development company. The Controlling Person is a United States citizen and his business address is One Towne Square, Suite 1913, Southfield, Michigan 48076.

         Neither the Reporting Person nor Controlling Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Neither the Reporting Person nor Controlling Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 14, 2000 and January 19, 2000, the Reporting Person used its trust assets to acquire 50,000 and 5,000, respectively, additional shares of the Issuer's Class B Common Stock in open market purchases. The 50,000 shares purchased on January 14th were acquired for a total consideration of $290,500.00 or $5.81 per share. The 5,000 shares purchased on January 19th were acquired for a total consideration of $29,675 or $5.94 per share. Prior to such purchases, the Reporting Person owned 294,000 shares of Class B Common Stock, all of which shares were purchased in the open market with the Reporting Person's trust assets. (Note that the Reporting Person, in his original Schedule 13D filed earlier this month, incorrectly reported his holdings at 289,000 as he had unintentionally omitted the 5,000 shares of Class B Common Stock which had been purchased by him in an open market purchase on July 6, 1999.) Subsequent to January 19th, the Reporting Person purchased additional shares of the Issuer's Class B Common Stock, as reported in response to Item 5 below. The trust assets include income from the various investments of the trust, and may, from time to time, include amounts borrowed from banks and brokerage firm margin accounts for general purposes. None of such funds were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Class B Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Controlling Person acquired the shares on behalf of the Reporting Person for investment purposes. The Controlling Person intends to review the Reporting Person's holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Issuer's business, prospects and financial condition and other developments concerning the Issuer, available opportunities for the Reporting Person to acquire or dispose of the Class B Common Stock or securities convertible into Class B Common Stock, and other factors which may become relevant to its holdings in the future, the Controlling Person may, on behalf of the Reporting Person, take such actions in the future with respect to



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CUSIP No. 38121K 20 8                    13D                   Page 4 of 5 Pages


the Reporting Person's holdings in the Issuer as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Class B Common Stock or securities convertible into Class B Common Stock in the open market, the purchase of additional Class B Common Stock or securities convertible into Class B Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Class B Common Stock or securities convertible into Class B Common Stock now owned or hereafter acquired, either in a sale(s) of Class B Common Stock in the open market or the sale(s) of Class B Common Stock or securities convertible into Common Stock in privately negotiated transactions to one or more purchasers. Except as noted above, as of the date of this Schedule 13-D, neither the Controlling Person nor the Reporting Person has any plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 369,000 shares of Class B Common Stock, or 7.2% of the Issuer's outstanding shares of Class B Common Stock. Because of his position as the sole trustee of the Reporting Person, the Controlling Person is deemed to be the beneficial owner of 369,000 shares of the Class B Common Stock, or 7.2% of the Issuer's outstanding shares of Class B Common Stock.

         (b) As of the date of this Schedule 13D, the Reporting Person, acting through the Controlling Person as its sole trustee has sole voting and dispositive power with respect to 369,000 shares of Class B



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CUSIP No. 38121K 20 8                    13D                   Page 5 of 5 Pages


Common Stock and has shared voting and dispositive power with respect to 0 shares of Class B Common Stock.

         (c) Set forth below is a list of the Reporting Person's transactions in the Issuer's securities which were effected since the most recent filing on
Schedule 13D. All of the transactions set forth below were purchases in the open market of the Issuer's Class B Common Stock using the Reporting Person's trust assets.

             Trade Date            Number of Shares        Price Per Share
             ----------            ----------------        ---------------

             01/14/00                 50,000                   $ 5.81
             01/19/00                  5,000                     5.94
             01/21/00                 10,000                     5.81
             01/24/00                 10,000                     5.68

         (d) The Reporting Person affirms that no other person other than those persons named in response to Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class B Common Stock owned by such Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of Class B Common Stock owned by the Reporting Person.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         None.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2000                        THE SCOTT J. SELIGMAN
                                                REVOCABLE LIVING TRUST


                                                /s/ Scott J. Seligman
                                                --------------------------------
                                                By:  Scott J. Seligman, Trustee